UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 13, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES REFINANCING OF ITS SHORT-TERM CREDIT FACILITIES

Moscow, Russia – July 13, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces signing of the agreements to refinance its short-term credit facilities totaling 2.6 billion US dollars raised to purchase assets in Yakutia and Oriel Resources Ltd. (Great Britain).
As a result of negotiations with syndicates of banks that provided Mechel with credit facilities for acquisition of Yakutugol Holding Company OAO and Elgaugol
OAO in October, 2007 and Oriel Resources Ltd. (Great Britain) in April, 2008,
the loan agreements for refinancing of these facilities by means of long-term instruments have been signed.
Specifically, the sum refinanced under the credit facility for acquisition of coal assets in Yakutia amounted to 1.6 billion US dollars at LIBOR rate +6%, the total facility amount being 2 billion US dollars. Maturity period provides for monthly equal installments from September, 2009 to December, 2012. The remainder of the credit facility of 400 million US dollars was repaid earlier with the company’s own funds according to the agreed schedule.
Credit facility for Oriel Resources Ltd. acquisition of 1.5 billion US dollars has been refinanced in the amount of 1 billion US dollars at LIBOR rate +7%.
Maturity period provides for monthly equal installments from July, 2010 to
December, 2012. The remainder of the credit facility of 500 million US dollars was repaid from funds raised from Gazprombank three-year loan, according to the agreement which was signed by the company in February, 2009.
Mechel OAO CFO Stanislav Ploschenko commented: “Mechel has become the first
Russian company which managed to refinance its significant credit facilities with foreign banks by means of long-term instruments and, moreover, it was done on acceptable and favorable terms in current market environment. Financial covenants were also adapted to the company’s current situation. I would like to emphasize that as a result of these credits refinancing the short-term debt of the company of 2.6 billion US dollars will be again reclassified as long-term debt in corporate financial reporting making performance of financial and operational activities much easier. Moreover the refinancing structure has been modeled assuming that even if current level pricing for Mechel’s products, that are not the highest ones, remains, the company will face no difficulties to meet its financial obligations. I consider this refinancing as an important sign that confirms Russian borrowers’ ability to carry on successful and constructive dialogue with international financial organizations in the current difficult situation”.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 13, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO